NEWS RELEASE 09-22	JUNE 29, 2009

METALLURGICAL DRILLING RETURNS 4.15 GRAMS PER TONNE GOLD OVER 50.8 METRES AT LONG CANYON, NEVADA

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce that it has intersected more wide intervals of high grade mineralization and discovered an additional gold zone at its 51%-owned and operated Long Canyon project in northeastern Nevada.

Work to date in 2009 has focused on both infill drilling for ongoing metallurgical purposes and testing a new target located entirely outside of the current resource area.

Metallurgical holes have been very encouraging and continue to demonstrate the strong continuity and high-grade nature of gold mineralization at Long Canyon. Highlights include:

  4.15 grams per tonne gold (0.121 ounces per ton) over 50.8 metres, including 6.98 (0.204 oz/ton) over 15.2 metres in hole LCM13;

  3.46 g/t gold (0.101 oz/ton) over 14.9 metres, including 8.05 g/t (0.235 oz/ton) over 2.0 metres in LCM03;

  4.15 g/t (0.121 oz/ton) over 17.1 metres, including 7.53 g/t (0.220 oz/ton) over 6.1 metres in LCM17.

Of equal significance, drilling that tested a new target has intersected gold mineralization over a 200-metre strike length. The new zone, called the Syncline Zone, is located 400 metres southeast and parallel to the Discovery Zone. Fronteer geologists developed the Syncline target through geological modeling of the known deposit and extrapolation into other areas. Drilling in 2009 will test additional targets located outside of the current resource area.

Highlights from the Syncline Zone include:

  2.95 g/t (0.086 oz/ton) over 7.6 metres, including 6.99 g/t (0.204 oz/ton) over 1.5 metres in LC233; and

  2.63 g/t (0.077 oz/ton) over 3.0 metres in LC235.

LONG CANYON DRILL HIGHLIGHTS

Hole ID	From (metres)	To (metres)	Intercept length (metres)	Au oz/t	Au (g/t)

LC233	29.0	36.6	7.6	0.086	2.95
Including	30.5	32.0	1.5	0.204	6.99

LC235	10.7	13.7	3.0	0.077	2.63

LC240	122.0	128.0	6.1	0.030	1.03

LCM03	12.4	17.8	5.4	0.194	6.64

Including	15.7	16.9	1.2	0.686	23.50
	23.8	38.7	14.9	0.101	3.46
Including	24.6	25.3	0.7	0.177	6.05
	35.5	37.5	2.0	0.235	8.05

LCM07	5.6	7.9	2.3	0.030	1.03

LCM12	104.9	105.5	0.61	0.050	1.72

LCM13	60.4	111.1	50.8	0.121	4.15
Including	62.9	78.2	15.2	0.204	6.98
And
including	89.3	108.8	19.5	0.131	4.48

LCM14	50.3	57	6.7	0.111	3.81
	64.6	90.1	25.5	0.077	2.65
Including	66.2	67.7	1.5	0.205	7.01
Including	75.3	78.2	2.9	0.166	5.68

LCM17	94.5	111.6	17.1	0.121	4.15
Including	102.1	108.2	6.1	0.220	7.53
Including	106.4	106.7	0.3	0.969	33.20

*True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. The Classified Mineral Resource estimate comprises a cut-off grade of 0.30 g/t gold. Results less than 1 g/t not reported in this press-release table. “LCM” identifies metallurgical holes. For a PDF of comprehensive drill results, including non-reportable intercepts, please click:
http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillResults0922.pdf

For a map highlighting recent drilling, please click:
http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillMap0922.pdf

Approximately US$10 million of the US$14.1 -million work-program budget for 2009 will be spent on drilling, with 47,000 metres planned. Approximately 5,900 metres and 56 holes have been drilled since April 2009. The balance of the year’s budget will be spent on preliminary environmental, engineering and metallurgical studies to begin assessing potential processing options and economics of the deposit.

Fronteer owns more than 400,000 acres of mineral rights in this new region. Long Canyon, Sandman and Northumberland are Fronteer's most advanced gold projects and comprise the Company’s future production platform in Nevada.

For an animated video showing Long Canyon’s current resource, please click:
http://www.fronteergroup.com/sites/fronteer_admin/FRG_LongCanyon_May0509_CLIP.wmv

For more information on Long Canyon and Fronteer's other Nevada projects, visit:
http://www.fronteergroup.com/?q=content/nevada

Moira Smith, Ph.D., and Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER

Fronteer is an exploration and development company with three key gold projects in Nevada forming its platform for future gold production. Fronteer also has a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.